                                                                   Exhibit 11.1

                    COMPUTATIONS OF EARNINGS PER COMMON SHARE

                                                                                THREE MONTHS ENDED
                                                             MARCH 31, 1999                             MARCH 31, 2000
                                                ----------------------------------------    -------------------------------------
                                                                              PER SHARE                                 PER SHARE
                                                 NET LOSS       SHARES          AMOUNT        NET LOSS       SHARES       AMOUNT
                                                ----------     --------       ----------     ----------     --------    ---------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)
Net loss                                         $(2,967)                                     $(18,843)
Less: preferred stock dividends                       72                                            --
                                                 -------                                      --------
Basic EPS
  Net loss available to common stockholders       (3,039)      2,035,714       $(1.49)         (18,843)      9,084,205    $ (2.07)
Effect of Dilutive Securities
  Convertible debt                                    --              --           --               --              --         --
  Convertible preferred stock                         --              --           --               --              --         --
  Stock option plans and warrants                     --              --           --               --              --         --
Dilutive EPS
  Net loss available to common stockholders      -------       ---------       ------         --------       ---------    -------
  and assumed conversions                        $(3,039)      2,035,714       $(1.49)        $(18,843)      9,084,205    $ (2.07)
                                                 =======       =========       ======         ========       =========    =======



The Company's convertible debt, which is exchangeable into shares of the Company's common stock, was outstanding for approximately two months during the three months ended March 31, 1999, but was not included in the computation of diluted earnings per share because the effect of which would have been anti-dilutive. Options and warrants to purchase 305,492 and 380,350 shares, respectively, of common stock were outstanding as of March 31, 1999 but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. Options and warrants to purchase 2.2 million and
1.6 million shares, respectively, of common stock were outstanding as of March 31, 2000, but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. The Company's Series A preferred stock, which was convertible into 1,035,706 shares of the Company's common stock, was outstanding during the three months ended March 31, 1999, but was not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. The Company's Series B preferred stock, which was convertible into 3,466,897 shares of common stock was outstanding during the three months ended March 31, 1999 but was not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.